U.S. SECURITIES AND EXCHANGE COMMISSION
                          Washington D. C., 20549

                                Form 10-SB
   General Form for Registration of Securities of Small Business Issuers
    (Under Section 12(b) or (g) of the Securities Exchange Act of 1934)
                        ANONYMOUS DATA CORPORATION

            (Exact name of registrant as specified in charter)


          Nevada                                  86-0857752
(State of other jurisdiction of    (I.R.S. Employer Identification Number)
incorporation or organization)

     4340 South Valley View, Suite 210
     Las Vegas, Nevada                            89103
(Address of Principal Executive Office)           (Zip Code)


                              (702) 221-0756
                            ( Telephone Number)

        Securities To Be Registered Under Section 12(b) of the Act:

Title of each Class                     Name of each Exchange on which
     To Be Registered                   each Class is to be Registered

               None                          None

        Securities To Be Registered Under Section 12(g) of the Act:

                      Common Stock, $0.001 Par Value
                             (Title of Class)


The number of shares outstanding of each of the registrant's classes of voting stock, as of March 9, 1999 was: 12,682,050 common stock, par value $0.001

                             TABLE OF CONTENTS

Item 1.      Description of Business

Item 2. Management's Discussion and Analysis of Financial Condition and
             Results of Operations

Item 3.      Description of Property

Item 4.      Security Ownership of Certain Beneficial Owners and Management

Item 5.      Directors, Executive Officers, Promoters and Control Persons

Item 6.      Executive Compensation

Item 7.      Certain Relationships and Related Transactions

Item 8.      Legal Proceedings

Item 9.      Market for Common Equity and Related Stockholder Matters

Item 10.     Recent Sales of Unregistered Securities

Item 11.     Description of Securities

Item 12.     Indemnification of Directors and Officers

Item 13.     Financial Statements

Item 14. Changes In and Disagreements with Accountants on Accounting and Financial Disclosure

Item 15.     Financial Statements and Exhibits

ITEM 1.  DESCRIPTION OF BUSINESS

Overview
     Anonymous Data Corporation, a Nevada corporation (the "Company") formed in November 1996, is a development stage company engaged in the business of medical data management systems utilizing a medical biometric identification system that; (i) links individuals to the medical specimen they donate for testing by scanning a portion of their anatomy as ID; and,
(ii) after testing, permits access control of the test results to the benefit of the tested person and/or an authorized person interested in viewing those results.

Background
     Traditionally, medical testing specimens when sent to the laboratory are identified by name or by number such as social security number or bar code. Each of these methods has the shortcoming that after obtaining the specimen, no link is present to the anatomy or person of the donor. Since numbers can be inadvertently switched on specimens or names miswritten, the potential for mix-up of specimens and associated testing results occurs. The Company has obtained rights to a method of linking specimens for testing to the anatomy of the specimen donor that allows the tests to be registered in the computer by an anatomic marker and then accessed when that same anatomic marker is again provided to the computer.

     The term BIOMETRIC derives from the words body (BIO) and measurement (METRIC). The science of biometrics has in recent years developed the technology to take a reading from a human (such as electronic scan of fingerprint, iris scan, palm print, voice sample, etc) and then match that human later to the same biometric marker for purposes of recognition and verification of identity. The United States Patent and Trademark Office has received two U.S. patent applications which upon review and approval will be issued to Dr. James E. Beecham, Chairman of the Company. The Patents pertain to a method, system and apparatus that permit an individual to submit biologic test specimens for medical testing under biometric identification and subsequently retrieve test results from a computerized database utilizing the same biometric personal identification.

     The patent applications, which are exclusively licensed to the Company for the United States with conditional rights in other territories, disclose collecting medical specimens in containers labeled by "biometric index". For example a biometric index may be from the scan of a fingerprint and/or the scan of the iris of the eye of the specimen donor. After testing in a certified laboratory, the test data is stored electronically under linkage to that same personal biometric index. Access to such "biometrically" stored information is controlled by the re-scan of the specimen donor himself or herself since viewing the data requires "unlocking" the computer file by scanning the same fingerprint and/or eye as was used for sending the specimen to the lab in the first place.

     The Company has developed a plan and is in the process of developing a method for providing services and products worldwide based on exclusive patent licenses granted by Dr. Beecham to the Company. The Company plans to offer these products as turnkey systems and also to offer services directly to subscribers domestically and abroad.

     The Company plans to produce and market the following four main systems through manufacturing contracts, corporate strategic partnerships and sublicense agreements with US and foreign governments, corporations and other responsible organizations:

     - Drug Testing System. Developed for the benefit of employers who drug test and for their employees and for military use for drug testing of personnel.

     - Infectious  Disease Testing System. Developed for  individuals
       and   social   organizations  interested  in  communicable   disease
       prevention through voluntary testing and sharing of results privately with selected persons among the public. A study published in 1998 in the Journal of the American Medical Association demonstrated the important contribution of anonymity in the US for HIV testing. The study concluded that when people are not required to give their name but are offered anonymous HIV testing they voluntarily test more than 1 year earlier and enter medical care earlier. All 50 US states are now required by regulation to permit anonymous HIV testing. In the foreign markets the company plans to offer turnkey computerized systems for nationwide medical testing and data management to be used, for example, by the foreign government officials to monitor child bearing age women and their HIV test results. By re-scanning their biometric when they arrive at the maternity ward to deliver, HIV positive women can be given AZT, which in 80% of cases protects their baby from HIV.

     - Plasma Industry and Blood Banking System. Developed for use in blood banks for linking medical treatment to the proper patient. This system includes test results such as compatibility tests for selecting compati-ble units and pre-transfusion patient selection for blood transfusion. Also developed for use in the plasma industry which makes components of plasma for medical treatment and has a need to keep their products safe from mixing with plasma from donors testing positive for certain transfusion transmittable diseases.

     - Medical Data Privacy/Genetics Data Security System. Developed for health care organizations and individuals interested in verifying and safeguarding their sensitive medical testing data such as genetic testing results. In particular where such genetic studies identify predisposi-tion to disease or can predict future disease and thus if disclosed to unauthorized parties affect insurability of the individual tested and their family. Developed to allow those who wish to seek testing directly from a laboratory to identify their specimens and test results while maintaining privacy.

     The primary product lines listed above each utilize a proprietary apparatus as disclosed in the licensed patents to be used in labeling the medical specimen container with a biometric-linked index of the specimen donor. This allows verification that the data derived from that specimen analysis is actually from the specimen donor. Data retrieval via computerized stored data or from a 2-D bar code encryption is re-scanning of the donor for matching biometric identification.

     The Company's technology may be utilized in the marketplace for revenue generation in two areas:

     (i) as a seller of hardware components and software for turn-key systems for large clients and;

     (ii) as a provider of services to subscribers directly in certain localities.

The systems which ADC plans to offer for these 2 business models are:

Drug Testing System
     As a direct service provider, ADC's Employee Access Results Network ("EARN"), is a private database of employee drug testing data. The ADC database is built voluntarily over time by the subscribing employees and employers within their industry or organization The data files are private and consist of the drug test results of subscribing employees from the various companies in each major US industry. The subscribing companies are each listed in the ADC directory, which is then distributed to subscribers. A surcharge is assessed to the subscribing company or organization that establishes and utilizes the database and is paid to the Company. This surcharge may, for example, be a fixed percentage of the drug testing charges. The test data are recorded only with employee agreement, test by test, and are only accessible if that employee consents. Also included with each test result are medical officer interpretation of test results. In the circumstance of turn-key system, for military application for example, the client may elect to pay ADC a license fee annually in addition to the initial payment for hardware and software installation.

     Method of Operation. When a potential employee seeks a job interview with a subscribing client company, the candidate authorizes the viewing of his or her own drug test results. This is accomplished through use of an ADC fingerprint scan or iris scan module linked by telephone to the ADC central database. In this way, the client company's human resources department personnel, while in the presence of the job applicant, view that applicants prior drug testing results on the ADC computer screen. Employers are thus able to hire employees more likely to be non-drug users and employees who do not use drugs are more likely to obtain better jobs.

     The US Department of Transportation mandates testing in transportation related companies and on-the-job drug surveillance testing is widely performed today in the United States. As important as this is today, statistics indicate the use of drugs among the youth (the next generation of workers) is even higher. Corporations that can recognize a competitive advantage and those employees who have a good record can now make an investment together in their mutual future success. The US military conducts monthly drug testing of certain personnel.

Infectious Disease Testing System
     Anonymous Data Corporation has designed a direct service data management system, ADC's Golden Rule System, that can allow thoughtful persons a way to address, for themselves and their loved ones, personal issues regarding health information. Understanding how the system works requires an understanding of the value of information that can allow a person to assess the risk of the spread of disease when engaged in a relationship. The basic question is "How and when are these diseases usually transmitted?".

     Sexually transmitted diseases are ordinarily transmitted from one person to another, not from a single sexual contact but rather, only after repeated contacts, over weeks or even months. Thus, even after a relationship starts, there is an opportunity to prevent the spread of disease, if a person has the knowledge of the partners recent testing results. ADC's technology provides that information in a convenient and private manner.

     To use the system as a tested person, you (i) first subscribe yourself as an individual, (ii) donate a specimen (without embarrassment or optionally without even giving your name), (iii) select from a menu of tests offered and then (iv) authorize the test results (with medical officer interpretation) to be filed in a secure data base. For convenience, the ADC system is planned as college campus health service located or private community located such as in a storefront type clinic in public places, for example, airports, or in the community, as for example, using drive up facilities similar to bank teller drive up windows where subscribers can, without divulging their name, make a quick, convenient and unobserved specimen donation or obtain results and counseling as needed. To share the data with another person requires only the use of an inexpensive, telephone linked fingerprint or iris scanner that unlocks your own data from the central ADC computer. The system is planned to allow a subscriber 24-hour, unrestricted access. The ADC system is planned to allow a parent to subscribe for an adolescent child and then, over the next months or years, monitor the compliance of the child to ADC's testing program by going with the child to a computer monitor, having the adolescent child fingerprint scan or iris scan and viewing the data with the adolescent child. Similarly in circumstances where a sex worker is the subscribed person (through government mandate in certain jurisdictions) the authorities can scan the iris of the sex worker's eye ad lib and view that worker's data from the database. Where the worker has not continued to be tested periodically the authorities can arrest or detain the non-compliant worker. Similarly in circumstances where the authorities provide the system for use of child-bearing age women the system can be used to identify those who are HIV positive. By providing AZT to a positive woman during delivery, the newborn child can be protected from HIV 80% of the time.

     In addition, it is important that the subscriber and the significant other in the relationship understand ADC's rules for data retention. ADC's data base management techniques enhance the medical validity of data in the Golden Rule database. Each subscriber, in order to maintain data in the active Golden Rule database, may be required to present a specimen to be tested at least every four months. If a recent specimen is not provided at one of the participating, certified laboratories in the ADC system, no older data is accessible.

     This testing frequency is designed to be medically appropriate because in most cases it takes six weeks to several months for an immuno-competent, recently infected person to make enough antibody to be detectable. (Some newer tests utilize antigen identification, not antibody, i.e. a substance such as nucleic acid -DNA or RNA or cell wall fragments from the organism itself, to detect infection sooner. These viral bacterial antigen detection tests may be applied in the Golden Rule system as appropriate). The person with whom the data is shared can have confidence that the data are valid at least as of the most recent date tested because they will know that the Golden Rule system imposes a frequent testing discipline on the subscriber with medical officer review and comment on test results.

     The seven diseases for which testing can be ordered by a physician (or directly by individuals of the public in 49 of the 50 US states) and data sharing are targeted by the ADC Golden Rule System are Human Immunodeficiency Virus or HIV, Gonorrhea, Chlamydia, Herpes type 2, hepatitis B and C and Syphilis. Over 800,000 Americans are estimated to be infected with HIV. One of the leading causes of death in American men aged 25 to 44 years is HlV-related disease and HIV related disease represents a leading cause of death in women aged 25 to 44 years. There is also an epidemic in the USA of Herpes 2 infection that today infects one in five Americans. Similarly, the other five sexually transmitted diseases which are targets for ADC's subscription system are spreading daily in the US population of sexually active age groups with less than adequate available means of control.

     Use of the turnkey system slated for overseas markets to verify child-bearing age women HIV status by authorities and AZT protection for newborns at delivery is also envisioned. In the foreign markets the company plans to offer turn-key computerized systems nationwide medical testing and data management to be used, for example, by the foreign government officials to monitor sex workers and their test results. As of the date of this filing, ADC has received letters of interest and invitations to demo the system from representatives of the Governments of Honduras and the Dominican Republic. Similarly the national turn-key system will be available at the option of the client government to locate in public places such as hotel lobbies and selected nightclubs for customers of sex workers in order to verify the test results of the sex worker in the field on a 24 hour per day access basis.

Plasma Industry/Blood Banking System
     ADC's DATA/SECURE system offers a means to improve the chances that the test results are accurately linked to the donor and optionally will remain confidential and at the same time allow appropriate medical treatment in particular with regard to two key areas: blood banking and source plasma industry.

     The DataSecure system for blood banks permits biometric linkage to be maintained from start to finish in a three-step process: a) through biometric label of the blood tube specimen taken from the recipient to be used in crossmatching, b) in the laboratory the linking of that biometric index on the blood tube to the blood unit that tests compatible and which is intended for the recipient to receive and c) by the nurse at the bedside who prior to hanging the blood unit is able to re-scan the biometric index from the recipient patient in the bed and verify a match to the biometric index on the label affixed to the blood unit. Current methods are less than completely accurate as reports of statistics of mis-transfusion indicate.

     An alternative use of turnkey system is for use in the plasma industry to screen out donors who carry infections. The DataSecure system for the plasma industry permits biometric linkage to be maintained for paid donors to records of their previous donations and testing results. When one donor tests positive for a condition disqualifying that donor from donating plasma, the information is entered under the biometric of that donor. When that donor next appears at any blood donation site in the computer network, the re-scan of the biometric accesses the record and enables the blood bank personnel to disqualify that donor. This step prevents unnecessary expense in re-testing and more importantly allows a subscribing blood industry company to prevent inadvertently drawing the blood of that donor, who may attempt to falsify identity to gain payment for tainted blood donation. Current methods are less than completely accurate as reports of statistics of wastage of contaminated pooled plasma indicate.

Medical Records Privacy/Genetics Data Security System.
     Medicare requires that a physician order laboratory tests if those tests are to be reimbursed by Medicare. But, increasing, individuals are seeking testing directly from the laboratory. CLIA regulations leave the issue up to the states, and nearly two dozen states have no laws at all barring consumers from going straight to a laboratory to obtain tests for themselves while other states have regulations that permit direct testing in one manner or other. In all, 49 of the 50 states permit individuals to obtain testing directly from the laboratory and allow individuals to receive the test results privately and directly.

     Medical records privacy has become a concern of US national leaders as demonstrated by President Clinton in his January 1999 State of the Union address in which he promised action on this issue in 1999. Many sensitive medical data are at issue including testing data, for example, in the area of genetic testing. Scientists today are close to completing the sequencing of all of the human DNA code through an effort known as the Human Genome project. One early finding is rather surprising. Each of us has little imperfections in our own DNA code. In fact, experts say each of us has a minimum of 5 to 20 errors in our DNA sequence.

     Some of these errors result in disease or, more precisely, an increased risk of developing a certain disease. For example, there are genes now known that predispose to breast cancer, colon cancer, diseases of the nervous system, in fact over 450 different diseases. Tests for many of these genes are either available now or soon to be available.

     Unfortunately, information of this type, if released to unauthorized persons, may lead to discrimination. Some unscrupulous health insurers, for example, have already used genetic test information to deny insurance to those persons found to be at risk for certain diseases. Although Congress and some medically oriented government agencies are drafting legislation to outlaw such discrimination, it is one form of discrimination that is difficult to detect or prove.

     ADC's data base of Private Medical test results and Genetic Testing results are planned to be filed in a unique manner, by fingerprint codes or iris codes: the fingerprint scan or iris scan of the person who is tested for genetic markers (the ADC subscriber) and optionally a second fingerprint code or iris code from the subscriber's doctor. This dual biometric filing and retrieval method for genetic testing data offers a subscriber confidence that sensitive test results such as genetic predisposition to diseases such as breast cancer (BRCA-1 gene) or colon cancer or diabetes, for example, are not accessible by unauthorized individuals or organizations. Furthermore, the fingerprint scan or iris code module having a clinic setting presents the appropriate opportunity for genetic counseling and for explanation by the physician to the subscriber privately of the meaning of the results. This allows plans to be made for medical surveillance for the disease for which the patient has a genetic predisposition.

Business Strategy
     The Company's business strategy is for the company to make proposals to interested governments and large corporations and interest groups domestically and overseas. As vendor of hardware and software turnkey systems for large clients, the Company plans to approach those countries where the problems exist for which the systems offer solutions. In order to provide services to subscribers directly, the Company plans to research the medico-legal aspects of its proposed services in each jurisdiction through appropriate consultation with local officials.

     ADC has received letters of interest and invitations to demonstrate the Infectious Disease System from representatives of the Governments of Honduras and the Dominican Republic.

     Domestically, the Company plans to enter the drug testing market via contacts with the US military and in the Las Vegas family court system in partnership with the American Toxicology Institute. Following the introduction of the service in a pilot program setting, the Company plans to enter the U.S. national market on an industry by industry basis, with an emphasis on the military and the transportation and hazardous workplace employment sites such as construction and heavy industry.

     Also, domestically, the Company plans to enter the Plasma Industry/Blood Banking market initially through one of the major U.S. companies in the plasma industry and through a pilot program at a local/regional blood bank. The Company hopes to expand the system within the US market and abroad through contracts with medical service providers, plasma companies and laboratories.

     The Company plans to offer the Medical Data Privacy/Genetics Data Security System through cooperative development with a Genetics Testing Laboratory in Utah and as genetic testing data security through a major U.S. laboratory company, such as LabCorp, with whom ADC's consultant is planning negotiations. The Company hopes to expand the system within the US market and abroad through contracts with medical service providers, insurance companies and laboratories.

Product Testing
     The testing phase for each of the two systems will occur with funding of pilot projects.

     Software programming and field testing of the systems domestically will take note of FDA regulations in anticipation of submitting applications for approval to the FDA as necessary. The Company has also engaged the services of C. L. McIntosh and Associates, a prominent consulting firm in the area of FDA regulatory matters. Field-testing will occur in the venue best suited to each system, whether in the US or abroad.

Suppliers
     The Company's business strategy has been to combine its proprietary technology and products with "best of class" technology and products and design an integrated, seamless product that takes advantage of the superior quality of its components.

     Hardware Suppliers- The Company's products and services are not dependent on any one supplier of hardware and will use any off-the-shelf IBM compatible computer available on the market today, i.e.-Compaq, DELL, Gateway, etc. The Company does not foresee the acquisition of such equipment as a problem and supply should not affect the Company's business in any way.

     The Company uses cameras designed by IriScan in the majority of its applications, however, there are several other companies that make similar cameras, such as OKI corporation of Japan. Fingerprint scanners produced by UltraScan Inc are also under consideration.

Software Suppliers
     The Company primarily uses software designed by Dimensia Inc. of Hawaii.

Sales and Marketing
      Initially, the Company, through its officers, directors and key consultants, plans to start pilot programs in strategic markets with corporate partners such as Toyota Tsusho and Litton Data Systems and upon the success of these programs, plans will be to set up Strategic Alliances with these and other highly visible and well known vendors throughout the world.

Strategic Alliances
     The success of the Company will be dependent in part upon a number of strategic relationships that the Company intends to enter into. At present, the Company has not established relationships with any particular entity, however, the Company is in discussions with several large companies, both locally and internationally. The amount and timing of resources which future strategic partners devote to assisting the Company will not be within the control of the Company. There can be no assurance that strategic partners will perform their obligations as expected or that any revenue will be derived from strategic arrangements. If any of the Company's strategic partners breaches or terminates an agreement with the Company or otherwise fails to conduct its collaborative activities in a timely manner, the development, commercialization or marketing of the product which is the subject of the agreement may be delayed and the Company may be required to undertake unforeseen additional responsibilities or to devote additional resources to development, commercialization or marketing of its products.

     The inability to enter into strategic relationships or the failure of a strategic partner to perform its obligations could have a material adverse effect on the Company's business, financial condition and results of operations. There can be no assurance that the Company will be able to negotiate acceptable strategic agreements in the future, that the resulting relationships will be successful or that the Company will continue to maintain or develop strategic relationships or to replace strategic partners in the event any such relationships are terminated. The Company's failure to maintain any strategic relationship could materially and adversely affect the Company's business, financial condition and results of operations. The Company is currently in negotiations with IriScan and UltraScan to determine the terms under which the Company has access to their respective biometric technology.

Customer Support
     In addition to ongoing client prospecting and product demonstrations through direct sales, a satisfied customer is one of the most cost-effective sales tools for the Company's systems is a satisfied customer. The Company's customers will generally require significant support and training with respect to the Company's products, particularly in the initial deployment and implementation stage. The Company intends to provide support via telephone, teleconference or on-site visits, and anticipates hiring additional staff as its customer base grows. Next to product quality and ease of use, the Company will always place customer satisfaction and technical support as its highest marketing priorities. However, the Company has limited experience with widespread deployment of its products to a diverse customer base, and there can be no assurance that it will have adequate personnel to provide the levels of support that its customers may require during initial product deployment or on an ongoing basis. An inability to provide sufficient support to its customers could delay or prevent the successful deployment of the Company's products. Failure to provide adequate support could have an adverse impact on the Company's reputation and relationship with its customers, could prevent the Company from gaining new customers and could have a material adverse effect on the Company's business, financial condition or results of operations.

Competition
     The Company competes with numerous other medical services and information system vendors. Some of the competitors on a national basis are Beckman Instruments, Sun Quest and Cerner Corporation. Among competitors offering laboratory testing to the public and medical community are LabCorp and SmithKline Beecham and Associated Pathologist Laboratory headquartered in Las Vegas. Among those companies currently offering biometric systems, such as fingerprint recognition, to the medical industry are NEC Technologies. Many of these competitors have substantially greater resources than the Company. Although the Company believes its services and products have unique aspects and advantages over its competition, should a larger and better financed company decide to compete directly with the Company, and be successful in its competitive efforts, the Company's business could be adversely affected. Certain companies, such as Sony Corporation and Lockheed Martin Corporation, have biometric systems on the market that are in current use. Other companies, such as NEC Technologies, have biometric fingerprint identification systems on the market for physician identification when accessing computerized patient information. IriScan Inc. may elect to retain the right to offer IriScan recognition systems in the medical field either directly or through vendors other than the Company who then may compete with the Company.

     There are few competing systems for confidential medical testing on the market today, most of which are in some way less than completely satisfactory or effective and have limitations. For example, the collection of blood samples at home via the "Home Access" test kits for HIV testing (available in drug stores across the United States) is less than ideal. Firstly, these do not test for seven diseases, only one - HIV. Furthermore, there is a need to visit a pharmacy to buy the kit (a potentially embarrassing situation), a need to rely on the subscriber himself or herself to stick their own finger to collect the specimen. There is a relatively high cost for the single test and, most importantly, the test results are not securely linked to the person whose blood was tested (one individual can supply the blood to be tested and then hand the chip with the number to another individual who could portray those results as his or her own).

Developing and Changing Market
     The market for medical data management systems is continually evolving and is highly dependent upon changes in the medical field and related regulation arena. Changes in technology and regulatory processes may affect the demand for Company products, which in turn may cause existing companies in other product lines to shift their emphasis to products similar to the Company's services and products, thus increasing the competition. The Company does not believe that these risks are material at this time, especially with patent protection expected for the U.S. marketplace. However, there can be no assurance that the Company's assessment of the market place is correct, or that the Company's services and products will be accepted in the future or that the anticipated patent protection will be sufficient. Although CAP TODAY reported a recent trend whereby many persons order testing directly from a medical laboratory and pay for medical testing out-of-pocket especially where they wish the results to be private and although 49 of the 50 states allow direct public access to testing, the funding of this private pay medical testing remains much less than funding by third party payers. Many of the basic testing services are already provided by health care programs that are part of insured programs for various individuals and companies.

Intellectual Property
     The Company's success and ability to compete is dependent in part upon its proprietary technology. The Company relies on a combination of patent pending, trade secret laws and non-disclosure agreements to protect its proprietary technology. The Company has entered into an "Exclusive Licensee Territorial Agreement" for two US patents pending from the inventor, Chairman of the Company, James E. Beecham, MD. The Exclusive Licensee Territorial Agreement is for the territory of the United States with provisions for expansion of the licensed territory on a 1st right basis under terms and conditions relating to payment of patent fees, use of the license and payment of royalties. These licenses are exclusive and non-revocable for the term until May 14, 2008 assuming compliance of the parties with the terms. Pursuant to the License Agreement, a fee will be paid to Dr. Beecham in the form of a royalty of three percent (3%) of the first $10 million gross revenues to the Company from the manufacture, use, sale or operation of the Products and Services, two percent (2%) of gross revenues which exceed $10 million but are less than $25 million and one percent (1%) of gross revenues which exceed $25 million. Dr. Beecham has also agreed to extend the patent licenses for the Company for these two U.S. patents pending for an additional eight (8) years depending on performance. The Company considers these licensed patents pending to be valuable and of substantial commercial benefit.

      The company also seeks to protect its intellectual property rights by limiting access to the distribution of its software, documentation and other proprietary information. In addition, the Company enters into confidentiality agreements with its employees and certain customers, vendors and strategic partners. There can be no assurance that the steps taken by the Company in this regard will be adequate to prevent misappropriation of its technology or that the Company's competitors will not independently develop technologies that are substantially equivalent or superior to the Company's technologies.

     As of the date of this filing, Dr. Beecham has not received notice of allowability on the international filings or the additional U.S. filings regarding medical biometrics; however, this process is ongoing. By virtue of an agreement with the Company, Dr. Beecham is under no obligation to assign or license to the Company any additional patents he may receive beyond the initial two U.S. patents already licensed by the Company. A first rights of license provision for additional patents by Dr. Beecham in the area of medical biometrics is in place in exchange for the Company's promise to provide funds to underwrite the costs of additional patent filings and prosecution. There can be no assurance that any patents, federal trademarks or services marks will be granted, additional patents will be licensed or that the licensed patents, although allowable by the Patent and Trademark Office, can be defended or will permit substantial protection for the Company's services or products.


U.S. Government Approvals
     The United States Food and Drug Administration (the "FDA"), is the most stringent regulatory agency for medical devices and claims and may have jurisdiction over one or more of the Company's services and products. The Company expects that biometric-based systems will continue to enter the medical data management field. There can be no guarantee that the Company's products or services can successfully compete with those of other competitors, or that the protection provided by the U.S. patents licensed by the Company will be successful in preventing competitors from offering services or products similar to those of the Company. The Company further believes that certain of its products and services may not qualify for entry into the marketplace without FDA pre-market approval. FDA approval should be expedited by the Company's plans to utilize consultants familiar with FDA procedures. There can be no guarantee, however, that these approvals will be received in an expeditious manner. The overseas markets vary in regulatory oversight country by country.

Foreign Government Approvals
      The Company and its products may be subject to foreign regulation regarding export restrictions and controls on technology such as that incorporated into the Company's products. Additional approvals from foreign regulatory authorities may be required, and there can be no assurance that the Company will be able to obtain foreign approvals on a timely basis or at all, or that it will not be required to incur significant costs in obtaining or maintaining its foreign regulatory approvals. In Europe, the Company will be required to obtain certifications necessary to enable the "CE" mark to be affixed to the Company's products in member countries of the European Union. The CE mark is an international symbol of quality and complies with applicable European medical device directives. The Company has not yet obtained this CE certification. Failure to comply with foreign regulatory requirements could have a material adverse effect on the Company's business, financial condition and results of operations. In addition, the increasing demand for biometric systems has exerted pressure on regulatory bodies worldwide to adopt new standards for such products and services, generally following extensive investigation of and deliberation over competing technologies. The delays inherent in this governmental approval process may cause the cancellation, postponement or rescheduling of the installation of systems by the Company's customers, which in turn may have a material adverse effect on the sale of products by the Company to such customers.

      Many countries in which the Company currently intends to operate either do not currently regulate devices similar to the Company's or have minimal registration requirements; however, these countries may develop more extensive regulations in the future that could adversely affect the Company's ability to market its products in such countries. In addition, significant costs and requests by regulators for additional information may be encountered by the Company in its efforts to obtain regulatory approvals. Any of such events could substantially delay or preclude the Company from marketing its products in the U.S. or internationally. Failure to comply with applicable regulatory requirements can result in loss of previously received approvals and other sanctions and could have a material adverse effect on the Company's business, prospects, financial condition and results of operations.

     Additionally, the Company and its agents will be subject to compliance with the Foreign Corrupt Practices Act of 1977, as amended ("FCPA"), which prohibits the promise or payments of any money, remuneration or other items of value to foreign government officials, public office holder, political parties and others with regard to the obtaining or preserving commercial contracts or orders. The FCPA imposes on SEC reporting companies certain accounting and internal control requirements, with which the Company intends to comply, insofar as applicable to the Company. Violation of the FCPA may result in corporate fines of up to $1,000,000 per offense and fines and/or imprisonment for convicted corporate officers of up to $10,000 and five years imprisonment. Although the Company will make every effort to comply with all such statutes and regulations, inadvertent non-compliance could result in legal actions against the Company and consequent impairment of its ability to conduct business and these restrictions may hamper the Company in its marketing efforts abroad.

Risks Associated with International Sales
      A number of risks are inherent in international operations and transactions. International sales and operations may be limited or disrupted by the imposition of government controls, export license requirements, political instability, trade restrictions, changes in tariffs and difficulties in staffing, coordinating and managing international operations. Additionally, the Company's business, financial condition and results of operations may be adversely affected by fluctuations in international currency exchange rates as well as constraints on the Company's ability to maintain or increase prices. The international nature of the Company's business subjects it and its representatives, agents and distributors to laws and regulations of the foreign jurisdictions in which they operate or in which the Company's products are sold. The regulation of medical devices in a number of such jurisdictions, particularly in the European Economic Area, continues to develop and there can be no assurance that new laws or regulations, or new interpretations of existing laws and regulations, will not have a material adverse effect on the Company's business, prospects, financial condition and results of operations. In addition, the laws of certain foreign countries do not protect the Company's intellectual property rights to the same extent as do the laws of the U.S. There can be no assurance that the Company will be able to successfully further commercialize its current products or successfully commercialize any future products in any international market.

Risks Associated with Acquisitions
      The integration of any acquisitions will require special attention from management, which may temporarily distract its attention from the day-to-day business of the Company. Any acquisitions will also require integration of the Company's product offerings and coordination of research and development and sales and marketing activities. Furthermore, as a result of acquisitions, the Company may enter markets in which it has no or little direct prior experience. There can also be no assurance that the Company will be able to retain key technical personnel of an acquired company or recruit new management personnel for the acquired businesses, or that the Company will, or may in the future, realize any benefits as a result of such acquisitions. Acquisitions by the Company may result in potentially dilutive issuances of equity securities, the incurrence of debt, one-time acquisition charges and amortization expenses related to goodwill and intangible assets, each of which could be significant and could materially adversely affect the Company's financial condition and results of operations. In addition, the Company believes that it may be required to expand and enhance its financial and management controls, reporting systems and procedures as it integrates acquisitions. There can be no assurance that the Company will be able to do so effectively, and failure to do so when necessary would have a material adverse effect upon the Company's business, financial condition and results of operations.

Employees
      As  of  December  31,  1998, the Company  had  4  employees  and  10 consultants. All employees are located at the Company's headquarters in Las Vegas. None of the Company's employees are subject to any collective bargaining agreement.

      The Company's proposed personnel structure can be divided into three broad categories: management and professional, administrative, and project personnel. As in most small companies, the divisions between these three categories are somewhat indistinct, as employees are engaged in various functions as projects and work load demands.

     The Company is dependent upon the services of James E. Beecham, MD, Chairman of the Company, Thomas Yokoyama, President, Robert Nikoley, Chief Financial Officer, and Karen Cavallaro, Vice President of Public
Relations. The Company's future success also depends on its ability to attract and retain other qualified personnel, for which competition is intense. The loss of Dr. Beecham, Mr. Yokoyama, Mr. Nikoley or Ms. Cavallaro, or the Company's inability to attract and retain other qualified employees, could have a material adverse effect on the Company. See "Management".

Business Outlook
      This Form 10-SB includes "forward-looking statements" within the meaning of the "safe-harbor" provisions of the Private Securities Litigation Reform Act of 1995. Such statements are based on management's current expectations and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward looking statements. All statements other than statements of historical facts included in this Form, including without limitation, statements under "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Description of Business" regarding the Company's financial position, business strategy and plans and objectives of management of the Company for future operations, are forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to have been correct. Important factors that could cause actual results to differ materially from the Company's expectations ("Cautionary Statements") are disclosed elsewhere in this Form, including, without limitation, in conjunction with the forward-looking statements included in this Form. All subsequent written and oral forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by the Cautionary Statements.

Risks Associated with Year 2000 Problem
     In less than one year, computer systems and/or software used by many companies may need to be upgraded to accept four digit entries to distinguish 21st century dates from 20th century dates. As is the case with most other companies using computers in their operations, the Company recognizes the need to ensure that its operations will not be adversely impacted by software and/or system failures related to such "Year 2000" noncompliance. Within the past twelve months, the Company has been upgrading components of its own internal computer and related information and operational systems and continues to assess the need for further system redesign and believes it is taking the appropriate steps to ensure Year 2000 compliance. Based on information currently available, the Company believes that the costs associated with Year 2000 compliance, and the consequences of incomplete or untimely resolution of the Year 2000 problem, will not have a material adverse effect on the Company's business, financial condition and results of operations in any given year. However, even if the internal systems of the Company are not materially affected by the Year 2000 problem, the Company's business, financial condition and results of operations could be materially adversely affected through disruption in the operation of the enterprises with which the Company interacts. There can be no assurance that third party computer products used by the Company are Year 2000 compliant. Further, even though the Company believes that its current products are Year 2000 compliant, there can be no assurance that under actual conditions such products will perform as expected or that future products will be Year 2000 compliant.

     Any failure of the Company's products to be Year 2000 compliant could result in the loss of or delay in market acceptance of the Company's products and services, increased service and warranty costs to the Company or payment by the Company of compensatory or other damages which could have a material adverse effect on the Company's business, financial condition and results of operations.

Additional Information
     The Company intends to provide an annual report to its stockholders, and to make quarterly reports available for inspection by its stockholders. The annual report will include audited financial statements.

     Concurrent with this filing and upon its effectiveness, the Company will be subject to the informational requirements of the Securities
Exchange Act of 1934 (the "Exchange Act") and, in accordance therewith, will file reports, proxy statements and other information with the Commission. Such reports, proxy statements and other information may be inspected at public reference facilities of the Commission at Judiciary Plaza, 450 Fifth Street N.W., Washington D.C. 20549; Northwest Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661; 7 World Trade Center, New York, New York, 10048; and 5670 Wilshire Boulevard, Los Angeles, California 90036. Copies of such material can be obtained from the Public Reference Section of the Commission at Judiciary Plaza, 450 Fifth Street N.W., Washington, D.C. 20549 at prescribed rates.

  ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
                           RESULTS OF OPERATIONS

                 The Following discussion should be read in conjunction with, and is qualified in its entirety by the Financial Statements section included elsewhere herein.

     With the exception of historical matters, the matters discussed herein are forward-looking statements that involve risks and uncertainties. Forward-looking statements include, but are not limited to, statements concerning anticipated trends in revenues and net income, the date of introduction or completion of the Company's products, projections concerning operations and available cash flow. The Company's actual results could differ materially from the results discussed in such forward-looking statements. The following discussion of the Company's financial condition and results of operations should be read in conjunction with the Company's financial statements and the related notes thereto appearing elsewhere herein.

Overview
     The Company, which was organized in November 1996, is a Development Stage Enterprise, engaged in the business of marketing services and products related to the management of medical data based on biometric identification. The Company has a no operating history and has not generated revenues from the sale of any products. The Company's activities have been limited to the development of prototypes, licensing U.S. patents, evaluating biometric equipment and analyzing the market conditions for the proprietary services and products. Consequently, the Company has incurred the expenses of start-up and patent licensing. Future operating results will depend on many factors, including the ability of the Company to raise adequate working capital, demand for the Company's services and products, the level of competition and the Company's ability to satisfy governmental regulations and deliver company services and products while maintaining quality and controlling costs. The Company's financial statements have been prepared assuming the Company will continue as a going concern.

Results of Operations
     Period from November 15, 1996 (Inception) to December 31, 1998

      The first years of existence for the Company achieved two main goals; The formation of the Company's organization to pursue its business strategy and achieving the public company status to assist in funding the Company's objectives.

      Revenues. The Company is a development stage enterprise as defined in Statement of Financial Accounting Standards- No. 7, and has yet to generate any revenues. The Company is devoting substantially all of its present efforts to: (1) developing its medical data management products and systems, (2) developing its market, and (3) obtaining sufficient capital to commence full operations.

      General and Administrative. General and administrative, legal and consulting expenses for the period from November 15, 1996 to December 31, 1998 were $151,560.

      Research and Development. Research and Development expenses were $86,784 for the period from November 15, 1996 to December 31, 1998.

      Net losses for the Company were $158,227 for the year ended December 31, 1998 as compared to net losses of $84,032 for the year ended December 31, 1997, a 47% increase. This increase was the result of increasing activity and related additional expenses incurred in research and development and additional administrative expenses associated with being a development stage enterprise.

Liquidity and Capital Resources
     The receipt of funds from Private Placement Offerings and loans obtained through private sources by the Company are anticipated to offset the near term cash requirements of the Company. Since inception, the Company has financed its cash flow requirements through debt financing, issuance of common stock, and minimal cash balances. As the Company expands its medical data management activities, it may continue to experience net negative cash flows from operations, pending receipt of sales revenues, and may be required to obtain additional financing to fund operations through common stock offerings and bank borrowings, to the extent available, or to obtain additional financing to the extent necessary to augment its working capital.

      Over the next twelve months, the Company intends to develop its revenues by releasing its products under development to its target markets. However, the Company will continue the research and development of its products, increase the number of its employees, and expand its facilities where necessary to meet product development and completion deadlines. The Company believes, that existing capital and anticipated funds from operations will not be sufficient to sustain operations and planned expansion in the next twelve months. Consequently, the Company will seek additional financing in order to pursue the Company's plan of operations. It is unknown whether such additional funds will be available or that, if available, such additional funds will be on terms acceptable to the Company.

     The Company shall be required to seek additional capital in the future to fund growth and expansion through additional equity or debt financing or credit facilities. No assurance can be made that such financing would be available, and if available it may take either the form of debt or equity. In either case, the financing could have a negative impact on the financial condition of the Company and its Shareholders.

     The Company anticipates that it will incur operating losses in the next twelve months. The Company's lack of operating history makes predictions of future operating results difficult to ascertain. The Company's prospects must be considered in light of the risks, expenses and difficulties frequently encountered by companies in their early stage of development, particularly companies in new and rapidly evolving markets such as bio-medical. Such risks for the Company include, but are not limited to, an evolving and unpredictable business model and the management of growth. To address these risks, the Company must, among other things, obtain a customer base, implement and successfully execute its business and marketing strategy, continue to develop and upgrade its technology and products, provide superior customer services and order fulfillment, respond to competitive developments, and attract, retain and motivate qualified personnel. There can be no assurance that the Company will be successful in addressing such risks, and the failure to do so can have a material adverse effect on the Company's business prospects, financial condition and results of operations.

     Initial financing is only to provide funds to prove the business concept and to finish the development of the software. Additional funds will be necessary to take the product to market. The Company hopes to enter into additional funding arrangements through strategic partnerships, merger, equity offering or debt offering. Nothing has been secured as of this time.

Costs Associated with Year 2000 Problem
     The Company has incurred minimal expenses associated with the Year 2000 Problem. As a result the Company being a Development Stage
Enterprise, the Company's computer equipment is being purchased as Year 2000 compliant, where possible.

ITEM 3. DESCRIPTION OF PROPERTY

      The Company's main offices are located at 4340 So. Valley View, Las Vegas, Nevada. The facility is a leased 2,300 square foot facility utilized in the following manner: a) administrative offices, b) professional offices, c) storage, and d) developmental laboratory. These headquarters are adequate for marketing throughout the United States. The Company anticipates it may require additional space in the future, but anticipates no difficulty in obtaining such space in its immediate vicinity at favorable rates. The Company pays rent at the rate of $2,680.29 per month. The Company has other tangible property, including computer equipment and biometric prototype.

ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Security Ownership of Certain Beneficial Owners.
      The following table sets forth certain information as of February 19, 1998 with respect to the beneficial ownership of common stock by (i) each person who to the knowledge of the Company, beneficially owned or had the right to acquire more than 5% of the Outstanding common stock, (ii) each director of the Company and (iii) all executive offices and directors of the Company as a group.


      Name of Beneficial Owner (1)             Number          Percent
                                             of Shares      Of Class (2)
James E. Beecham, MD                           8,000,000               63%
Thomas Yokoyama                                1,000,000                8%
Robert Nikoley                                   300,000                2%
Nikoley Family Ltd. Partnership (3)              100,000                1%
Karen Cavallaro                                   47,500                0%
William M. Somers, OD                            100,000                1%
                                              ----------     ------------
All Directors & Officers as a Group            9,547,500               75%
                                              ----------     -------------

(1) As used in this table, "beneficial ownership" means the sole or shared power to vote, or to direct the voting of, a security, or the sole or shared investment power with respect to a security (i.e., the power to dispose of, or to direct the disposition of, a security). In addition, for purposes of this table, a person is deemed, as of any date, to have "beneficial ownership" of any security that such person has the right to acquire within 60 days after such date.
(2)  Figures are rounded to the nearest percentage.
(3) Robert Nikoley, Treasurer and Chief Financial Officer of the Company, is a beneficial owner of this limited partnership.


ITEM 5.  DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS, AND CONTROL PERSONS

           Name              Age                    Title
James E. Beecham, MD         51    Chairman of the Board
Thomas M. Yokoyama           61    President, Director
Robert Nikoley               59    Treasurer, Chief Financial Officer
                                   Secretary, Vice President of Public
Karen Cavallaro              29    Relations
William M. Somers, OD        53    Director

Duties, Responsibilities and Experience

James E. Beecham, MD. received his medical degree from the University of Florida School of Medicine in 1973. He has been engaged in the full time practice of medicine in the specialty of Pathology since his completion of a residency at the University of North Carolina and University of Washington in 1978. Dr. Beecham served as Vice President of Laboratory Medicine Consultants Laboratories, Inc., a full service medical laboratory located in Las Vegas, Nevada from its inception until it's sale in 1997. Dr. Beecham is a member of the Board of Directors and full partner in Laboratory Medicine Consultants, Ltd., a medical practice consisting of 12 pathologists located in Las Vegas, Nevada. Dr. Beecham is an inventor and entrepreneur. He founded Anonymous Data Corporation and serves as ADC's Chairman of the Board.

Thomas M. Yokoyama received his undergraduate degree in Banking and Finance from the University of Hawaii and his MBA from Pepperdine University in Los Angeles. Mr. Yokoyama worked for IBM Corporation for over 28 years, working as a Programmer, Marketing Manager, Senior Instructor, and Senior Advisor in IBM World Trade Headquarters in Tokyo,
Japan.  He  subsequently joined Symbol Technologies  in  Tokyo  as  Senior

Executive Vice President of Olympus-Symbol, a joint venture between Olympus Camera Company of Japan and Symbol Technologies, Inc. of the
United States. Currently Mr. Yokoyama is President of Laser Barcode Solutions, Inc. with offices in Honolulu and Las Vegas. Since January 6, 1999 Mr. Yokoyama serves as President and a Director of Anonymous Data Corporation.

Robert Nikoley, CPA is a graduate of Mankato State University in Minnesota. Mr. Nikoley is a Certified Public Accountant and previously was a partner with Deloitte, Haskins & Sells. Mr. Nikoley has served as Treasurer since November, 1998 and Chief Financial Officer since December 16, 1997 of Anonymous Data Corporation.

Karen Cavallaro received her undergraduate degree in Biology from the University of Nevada, Reno in 1993. She served as Administrator and Manager of a medical school teaching program and medical practice in Reno for 7 years prior to joining Anonymous Data Corporation. She also has an extensive background in marketing. Ms. Cavallaro has served as Vice
President of Public Relations since July 1, 1998 for Anonymous Data Corporation and corporate Secretary since November, 1998.

William M. Somers, OD received his optometry degree from the Southern California College of Optometry. Dr. Somers has a full time optometry practice in Las Vegas, Nevada. He has held numerous committee positions throughout his career including the Medicare Carrier Advisory Committee, the Nevada chapter of the American Optometric Association and advisory board committee member and spokesman for Vistakon (Johnson & Johnson contact lenses). Dr. Somers has served as Director since November, 1998 for Anonymous Data Corporation.

ITEM 6.  EXECUTIVE COMPENSATION

      The following table sets forth the cash compensation of the Company's executive officers and directors during each of the fiscal years since inception of the Company. The remuneration described in the table does not include the cost to the Company of benefits furnished to the named executive officers, including premiums for health insurance and other benefits provided to such individual that are extended in connection with the conduct of the Company's business. The value of such benefits cannot be precisely determined, but the executive officers named below did not receive other compensation in excess of the lesser of $50,000 or 10% of such officer's cash compensation.

Summary Compensation Table
                                                            Long Term
                            Annual Compensation            Compensation

    Name and                                   Other   Restricted
    Principal         Year     Salary  Bonus   Annual     Stock    Options
    Position                                  Compen-
                                               sation
James E. Beecham,    1996-         $0    0       0       270,000      0
Chairman of the     2/19/99
Board

Thomas Yokoyama,     1998-     $3,000    0       0      1,000,000     0
President/          2/19/99
Director

Karen Cavallaro,     1998-     $31,26    0       0       47,500       0
Secretary/ VP of    2/19/99         0
Public Relations

Robert Nikoley,      1998-     $2,250    0       0       100,000      0
Treasurer/ CFO      2/19/99

William M.           1998-         $0    0       0       100,000      0
Somers, Director    2/19/99

Compensation of Directors

     All directors will be reimbursed for expenses incurred in attending Board or committee meetings.

Stock Option Plan and Non-Employee Directors' Plan

     The following descriptions apply to stock option plans which the Company has adopted; however, no options have been granted as of this date.

     The Company reserved for issuance an aggregate of 1,500,000 shares of common stock under a Stock Option Plan (the "Stock Option Plan") and Non-Employee Directors' Plan described below (the "Directors' Plan") which has been adopted by the Company. These plans are intended to encourage directors, officers, employees and consultants of the Company to acquire ownership of common stock. The opportunity so provided is intended to foster in participants a strong incentive to put forth maximum effort for the continued success and growth of the Company, to aid in retaining individuals who put forth such efforts, and to assist in attracting the best available individuals to the Company in the future.

Stock Option Plan

     Officers (including officers who are members of the Board of Directors), directors ((other than members of the Stock Option Committee (the "Committee") to be established to administer the Stock Option Plan and the Directors' Plan)) and other employees and consultants of the Company and its subsidiaries (if established) will be eligible to receive options under the planned Stock Option Plan. The Committee will administer the Stock Option Plan and will determine those persons to whom options will be granted, the number of options to be granted, the provisions applicable to each grant and the time periods during which the options may be exercised. No options may be granted more than ten years after the date of the adoption of the Stock Option Plan.

     Unless the Committee, in its discretion, determines otherwise, non-qualified stock options will be granted with an option price equal to the fair market value of the shares of common stock to which the non-qualified stock option relates on the date of grant. In no event may the option price with respect to an incentive stock option granted under the Stock Option Plan be less than the fair market value of such common stock to which the incentive stock option relates on the date the incentive stock option is granted.


     Each option granted under the Stock Option Plan will be exercisable for a term of not more than ten years after the date of grant. Certain other restrictions will apply in connection with this Plan as to when some awards may be exercised. In the event of a change of control (as defined in the Stock Option Plan), the date on which all options outstanding under the Stock Option Plan may first be exercised will be accelerated. Generally, all options terminate 90 days after a change of control.

ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

License Agreement. On May 14 1998, the Company entered into an "Exclusive Licensee Territorial Agreement" for two US patents relating to medical biometrics with Dr. James Beecham, Chairman of the Company, in exchange for future royalties in the amount of three percent (3%) of the first $10 million gross revenues to the Company from the manufacture, use, sale or operation of the Products and Services, two percent (2%) of gross revenues which exceed $10 million but are under $25 million and one percent (1%) of gross revenues which exceed $25 million. A disinterested Company senior management official approved the agreement which was then ratified by the Board of Directors. The Company believes the agreement is commercially reasonable and generally equivalent to what a third party would receive with no affiliation.

Memorandum  of  Understanding. In November  1998,  the  Company  signed  a
Memorandum of Understanding with Laser Barcode Solutions, Inc. ("LBS"), wherein LBS agreed to provide the Company with all pertinent contract terms relating to bar code equipment of interest to the Company. In addition, LBS will provide bids on bar code equipment to the Company, and LBS will make available equipment for the Company to purchase at a price that equally divides the LBS Value Added Reseller discount between LBS and the Company. Thomas Yokayama, President of the Company, is a principal of Laser Barcode Solutions, Inc.

Office Lease Agreement. In November 1998, the Company agreed to sublease part of its Office Space to Laser Barcode Solutions, Inc. for $500 per month. The term of the lease is for three (3) years.

ITEM 8.  LEGAL PROCEEDINGS

      The Company is not presently a party to any litigation, nor to the knowledge of management is any litigation threatened against the Company, which would materially affect the Company.

ITEM 9.  MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

     Prior to this filing there has not been a public market for the Company's common stock, and there can be no assurance that a public market for the common stock will develop or be sustained after this filing. The future trading price of the Company's common stock could be subject to wide fluctuations in response to quarterly variations in operating results, announcement of technological innovations or new products by the Company or its competitors, and other events or factors. In addition, in recent years the stock market has experienced extreme price and volume fluctuations that have had a substantial effect on the market prices for many emerging growth companies, which may be unrelated to the operating performance of the specific companies.

     The Company's shares of common stock are not registered with the U.S. Securities and Exchange Commission under the Securities Act of 1933, as amended (hereinafter referred to as the "Act"), and with the exception of certain shares issued pursuant to Regulation D-504, are "restricted securities." Rule 144 of the Act provides, in essence, that holders of restricted securities for a period of one year (unless an affiliate of the

Company) may, every three months, sell to a market maker or in ordinary brokerage transactions an amount equal to one percent of the Company's then outstanding securities. Affiliates may be required to hold for two years. Non-affiliates of the Company who hold restricted securities for a period of two years may sell their securities without regard to volume limitations or other restriction. A total of 842,450 shares were sold pursuant to Rule 504 and are unrestricted. 11,839,600 shares of the Company's common stock fall under Rule 144. Sales of shares of common stock under Rule 144 may have a depressive effect on the future market price of the Company's common stock, should a public market develop for such stock. Such sales might also impede future financing by the Company.

      Since its inception in 1996, the Company has not paid cash dividends on its common stock. It is the present policy of the Company not to pay cash dividends and to retain any future earnings to support the Company's growth. Any payments of cash dividends in the future will be dependent upon, among other things, the amount of funds available therefor, the Company's earnings, financial condition, capital requirements, and other factors which the Board of Directors deems relevant.

      As of March 4, 1999 there were approximately 132 common stock Shareholders of record.

ITEM 10.  RECENT SALES OF UNREGISTERED SECURITIES

In March of 1999, the Company completed and closed an exempt private placement of securities of 842,450 shares of common stock, pursuant to Rule 504, at a price of $1.00 per share for a total of $842,450.

ITEM 11.  DESCRIPTION OF SECURITIES

Common Stock

     The Company's Articles of Incorporation authorizes the issuance of 100,000,000 shares of common stock, $0.001 par value per share, of which 12,682,050 shares were outstanding as of the date of this filing. Holders of shares of common stock are entitled to one vote for each share on all matters to be voted on by the stockholders and have no cumulative voting rights. Holders of shares of common stock are entitled to share ratably in dividends, if any, as may be declared, from time to time by the Board of Directors in its discretion, from funds legally available therefor. In the event of a liquidation, dissolution or winding up of the Company, the holders of shares of common stock are entitled to share pro rata all assets remaining after payment in full of all liabilities. Holders of common stock have no preemptive rights to purchase the Company's common stock. There are no conversion rights or redemption or sinking fund provisions with respect to the common stock. All of the outstanding shares of common stock are validly issued, fully paid and non-assessable.

Preferred Stock
      The Company's Articles of Incorporation authorizes the issuance of 25,000,000 shares of preferred stock, $0.001 par value per share, of which no shares were outstanding as of the date of this filing. The Preferred Stock may be issued from time to time by the Board of Directors as shares of one or more classes or series. Subject to the provisions of the Company's Certificate of Incorporation and limitations imposed by law, the Board of Directors is expressly authorized to adopt resolutions to issue the shares, to fix the number of shares and to change the number of shares constituting any series, and to provide for or change the voting powers, designations, preferences and relative, participating, optional or other special rights, qualifications, limitations or restrictions thereof, including dividend rights (including whether dividends are cumulative), dividend rates, terms of redemption (including sinking fund provisions), redemption prices, conversion rights and liquidation preferences of the shares constituting any class or series of the Preferred Stock, in each case without any further action or vote by the stockholders.

      One of the effects of undesignated Preferred Stock may be to enable the Board of Directors to render more difficult or to discourage an attempt to obtain control of the Company by means of a tender offer, proxy contest, merger or otherwise, and thereby to protect the continuity of the Company's management. The issuance of shares of Preferred Stock pursuant to the Board of Director's authority described above may adversely affect the rights of holders of common stock. For example, Preferred stock issued by the Company may rank prior to the common Stock as to dividend rights, liquidation preference or both, may have full or limited voting rights and may be convertible into shares of common Stock. Accordingly, the issuance of shares of preferred stock may discourage bids for the common Stock at a premium or may otherwise adversely affect the market price of the common stock.

Dividend Policy
     The Company has never declared or paid cash dividends on its common stock. The Company currently anticipates that it will retain any future earnings for use in the operation and expansion of its business and does not anticipate paying any cash dividends in the foreseeable future.

Transfer Agent
      The transfer agent for the common stock is Pacific Stock Transfer, 5844 South Pecos Road, Suite D, Las Vegas, Nevada 89120.

ITEM 12.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

The Articles of Incorporation for the Company do contain provisions for indemnification of the officers and directors; in addition, Section 78.751 of the Nevada General Corporation Laws provides as follows:

78.751 Indemnification of officers, directors, employees and agents; advance of expenses.
     1.    A corporation may indemnify any person who was or is a party  or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, except an action by or in the right of the corporation, by reason of the fact that he is or was a director, officer, employee or agent of  the corporation, or is or was serving at the request of the corporation
as   a  director,  officer,  employee  or  agent  of  another  corporation, partnership, joint venture, trust or other enterprise, against expenses, including attorney's fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with the action, suit or proceeding if he acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, does not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and that, with respect to any criminal action or proceeding, he had reasonable cause to believe that his conduct was unlawful.
     2.    A corporation may indemnify any person who was or is a party  or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses, including amounts paid in settlement and attorneys' fees actually and reasonably incurred by him in connection with the defense or settlement of the action or suit if he acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the
corporation.   Indemnification may not be made  for  any  claim,  issue  or matter as to which such a person has been adjudged by a court of competent jurisdiction, after exhaustion of all appeals therefrom, to be liable to the corporation or for amounts paid in settlement to the corporation, unless and only to the extent that the court in which the action or suit was brought or other court of competent jurisdiction determines upon application that in view of all the circumstances of the case, the person is fairly and reasonably entitled to indemnity for such expenses as the court deems proper.
     3. To the extent that a director, officer, employee or agent of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections 1 and 2, or in defense of any claim, issue or matter therein, he must be indemnified by the corporation against expenses, including attorneys' fees, actually and reasonably incurred by him in connection with the defense.
     4. Any indemnification under subsections 1 and 2, unless ordered by a court or advanced pursuant to subsection 5, must be made by the corporation only as authorized in the specific case upon a determination that indemnification of the director, officer, employee or agent is proper in the circumstances. The determination must be made:
     (a)  By the stockholders:
     (b) By the board of directors by majority vote of a quorum consisting of directors who were not parties to act, suit or proceeding;
     (c) If a majority vote of a quorum consisting of directors who were not parties to the act, suit or proceeding so orders, by independent legal counsel in a written opinion; or
     (d) If a quorum consisting of directors who were not parties to the act, suit or proceeding cannot to obtained, by independent legal counsel in a written opinion; or

     5. The articles of incorporation, the bylaws or an agreement made by the corporation may provide that the expenses of officers and directors incurred in defending a civil or criminal, suit or proceeding must be paid by the corporation as they are incurred and in advance of the final disposition of the action, suit or proceeding, upon receipt of an undertaking by or on behalf of the director or officer to repay the amount if it is ultimately determined by a court of competent jurisdiction that he is not entitled to be indemnified by corporation. The provisions of this subsection do not affect any rights to advancement of expenses to which corporate personnel other than the directors or officers may be entitled under any contract or otherwise by law.
     6. The indemnification and advancement of expenses authorized in or ordered by a court pursuant to this section:
    (a) Does not exclude any other rights to which a person seeking indemnification or advancement of expenses may be entitled under the articles of incorporation or any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, for either an action in his or her official capacity or an action in another capacity while holding his or her office, except that indemnification, unless ordered by a court pursuant to subsection 2 or for the advancement of expenses made pursuant to subsection 5, may not be made to or on behalf of any director or officer if a final adjudication establishes that his or her act or omissions involved intentional misconduct, fraud or a knowing violation of the law and was material to the cause of action.
     (b) Continues for a person who has ceased to be a director, officer, employee or agent and inures to the benefit of the heirs, executors and administrators of such a person.

ITEM 13.  FINANCIAL STATEMENTS

The financial statements of the Company, audited by the Accounting Firm of Piercy, Bowler, Taylor & Kern, required by Regulation S-X commence on page 1 hereof in response to this Part 13 of this Registration Statement on Form 10SB and are incorporated herein by this reference.

Audited Financial Statements of Anonymous Data Corporation

     Independent Auditors' Report                                     1

     Balance Sheet as of December 31, 1998                            2

     Statements of Operations from inception (November 15, 1996)
     to December 31, 1998                                             3

     Statements of Changes in Stockholders' Equity from inception
     (November 15, 1996) to December 31, 1998                         4

     Statements of Cash Flows from inception (November 15, 1996)
     to December 31, 1998                                             5

     Notes to Financial Statements                                    6-7

                       INDEPENDENT AUDITORS' REPORT

Board of Directors
Anonymous Data Corporation
Las Vegas, Nevada

We have audited the balance sheet of Anonymous Data Corporation (a development stage enterprise) as of December 31, 1998, and the related statements of operations, stockholders equity and cash flows for the period from inception (November 15, 1996) to December 31, 1996 and for each of the two years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Anonymous Data Corporation as of December 31, 1998, its results of operations and its cash flows for the period from inception (November 15, 1996) and for each of the two years then ended, in conformity with generally accepted accounting principles.

The accompanying balance sheet has been prepared assuming that the Company will continue as a going concern. As discussed in Notes 1 and 4, the Company's ability to commence operations and realize its investments in intangible assets is dependent upon the successful completion of its equipment and software development and obtaining additional sources of capital. These conditions raise substantial doubt as to the Company's ability to continue as a going concern. Management's plans in regard to this matter are described in Notes 1 and 4. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.



/s/ PIERCY, BOWLER, TAYLOR & KERN

January 26, 1999

March 4, 1999, as to Note 7

ANONYMOUS DATA CORPORATION
(A Development Stage Enterprise)
BALANCE SHEET
DECEMBER 31, 1998


ASSETS
Current assets:
Cash                                                           $    13,793
Prepaid expense                                                      1,000
                                                               -----------
                                                                    14,793
                                                               -----------

Equipment, including equipment subject to lease purchase
obligation                                                          22,741
Less accumulated depreciation                                      (9,762)
                                                               -----------
                                                                    12,979
                                                               -----------

Other assets:
Unamortized patent costs                                            60,638
Deferred offering costs                                            144,000
                                                               -----------
                                                                   204,638
                                                               -----------
                                                               $   232,410
                                                               ===========

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable and accrued expenses                        $     7,319
  Lease purchase obligation, all current                             5,246
                                                               -----------
                                                                    12,565
                                                               -----------
Stockholders' equity:
  Common stock, $.001 par, 100,000,000 shares authorized,
   9,169,000 issued and outstanding                                  9,169
  Preferred stock, $.001 par, 25,000,000 shares authorized,
   none issued and outstanding
  Additional paid-in capital                                       463,135
                                                               -----------
                                                                   472,304

  Deficit accumulated during development stage                   (252,459)
                                                                ----------
                                                                   219,845
                                                               -----------
                                                                   232,410
                                                               ===========

See notes to financial statements.

ANONYMOUS DATA CORPORATION
(A Development Stage Enterprise)
STATEMENT OF OPERATIONS
FROM INCEPTION (NOVEMBER 15, 1996)
TO DECEMBER 31, 1998



                                        From
                                      inception
                                      November
                                       15, to
                                      December
                                      31, 1996       Year ended December
                                                             31,
                                        1996          1997         1998
Expenses:
Research and development           $         200  $    33,166 $     53,418
Administrative                            10,000       49,116       92,444
Depreciation                                            1,750        8,012
Interest                                                             4,353
                                  --------------  -----------  -----------
Net loss                           $    (10,200)  $  (84,032) $  (158,227)
                                  ==============  =========== ============
Loss per share                     $      (.002)  $    (.001) $     (.020)
                                  ==============  =========== ============
Weighted average number of shares
outstanding                            6,006,444    7,591,250    7,940,990
                                  ==============  ===========  ===========

See notes to financial statements.

ANONYMOUS DATA CORPORATION
(A Development Stage Enterprise)
STATEMENT OF STOCKHOLDERS' EQUITY
FROM INCEPTION (NOVEMBER 15, 1996)
TO DECEMBER 31, 1998

                                                       Deficit
                                                      accumulate
                                  Additiona   Stock       d
                 Common stock         l      Subscri    during
                                   paid-in    ption   developmen    Total
                                   capital   receiva      t
                                               ble      Stage



                Shares     Par
                          value
Common shares
issued in 1996
to:
Officer for    6,000,000  $6,000   $114,000                        $120,000
expenses
Employee for      10,000      10        190                             200
services
Less founding
shareholder                                  (105,700)             (105,700)
stock
  Subscription
receivable

Net loss for
period from
inception
 to December                                           ($10,200)   (10,200)
31, 1996    ----------   -------  -------  ----------  ---------  ---------
Balances,    6,010,000   6,010    114,190  (105,700)    (10,200)      4,300
December 31,
1996

Common shares
issued in 1997
to:
Officer/direct 1,000,000   1,000     19,000                          20,000
or
Employees for:
Services         225,000     225      4,275                           4,500
Cash             175,000     175      3,325                           3,500
Consultants      325,000     325      6,175                           6,500
for services
Proceeds from
founding                                      68,864                 68,864
shareholder
  Stock
subscription
receivable

Net loss for                                            (84,032)   (84,032)
1997        ----------  --------  ---------  ---------  --------  ---------

Balances,      7,735,000   7,735    146,965  (36,836)    (94,232)     23,632
December 31,
1997

Common shares
issued in 1998
to:
Officer/direct   730,000     730     73,924                          74,654
or for
expenses
Officers and     210,000     210      4,790                           5,000
directors for
services
Employees for     27,500      28      1,722                           1,750
services
Consultants      373,200     373    142,527                         142,900
for services
Others for        93,300      93     93,207                          93,300
cash
Proceeds from
founding                                      36,936                 36,836
shareholder
  Stock
subscription
receivable

Net loss for                                           (158,227)  (158,227)
1998          --------  --------  ---------  --------  ---------  ----------
Balances,    9,169,000    $9,169   $463,135       $0  ($252,459)   $219,845
December 31, ========== ========  =========  ======== ==========  =========
1998

See notes to financial statements.

ANONYMOUS DATA CORPORATION
(A Development Stage Enterprise)
STATEMENT OF CASH FLOWS
FROM INCEPTION (NOVEMBER 15, 1996)
TO DECEMBER 31, 1998


                                            From
                                          Inception
                                          (November
                                          15, 1996)
                                           Through
                                          December    Year ended December
                                             31,              31,
                                            1996       1997        1998
Cash Flows from operating activities:
Net loss                                   ($10,200) ($84,032)  ($158,227)
Depreciation                                             1,750       8,012
Expenses primarily by founding
shareholder exchange for stock                   200    31,000      40,304
Change in operating assets:
Increase in prepaid expenses                                       (1,000)
Change in operating liabilities:
Increase in accounts payable and accrued
expenses                                                             7,319
                                        -----------  ---------  ----------
 Net cash used in operating activities      (10,000)  (51,282)   (103,592)
                                        ------------ ---------- ----------
Cash flows used in investing activities:
Purchase of equipment                          (500)   (8,249)     (8,746)
Payment of patent cost                       (3,800)    (4,748    (52,090)
Payment of deferred offering costs                                (10,000)
                                        ------------  ---------  ---------
Net cash used in investing activities        (4,300)  (12,997)    (70,836)
                                        -----------   ---------  ---------
Cash flows from financing activities:
Proceeds from founding shareholder stock
subscription receivable                       14,300    68,864      36,836
Sale of common stock                                     3,500      93,300
Advances from founding shareholder
exchanged for stock                                                 50,000
                                         -----------  --------  ----------
Net cash provided by financing                14,300    72,364     180,136
                                         -----------  --------  ----------
activities

Increase (decrease) in cash                              8,085      13,793

Balance, beginning of period                                         8,085
                                         -----------  --------  ----------
Balance, end of period                                  $8,085     $13,793
                                         ===========  ========  ==========

Supplementary cash flow information:
Exchange of stock for offering costs                              $134,000
Equipment purchased through lease                               ==========
purchase obligation                                                 $5,246
                                                                ==========

See notes to financial statements.

ANONYMOUS DATA CORPORATION
(A Development Stage Enterprise)
NOTES TO FINANCIAL STATEMENTS
FROM INCEPTION (NOVEMBER 15, 1996) TO DECEMBER 31, 1998

1.   Summary of significant accounting policies:

Nature of business. The Company was incorporated, November 15, 1996, in the State of Nevada for the purpose of developing equipment and related software to store and retrieve data of medical laboratory testing. As of December 31, 1998, the Company remains a development stage enterprise in the phase of testing its technical equipment and software. Its emphasis is in the area of research and development funded by proceeds from the sale of common stock and, therefore, it has not commenced business operations.

The Company's ability to complete certain research projects is dependent upon obtaining additional equity or debt financing. This condition could prevent the Company from commencing business operations. The Company's future operations also could be affected by adverse changes in local and national economic conditions. (See Note 4.)

The Company plans to raise capital by offering its common stock for sale to investors through private placement or through registration with the United States Securities and Exchange Commission under the Securities Act of 1933. At the present time, the Company has not engaged an underwriter or identified any specific sources of capital.

Use of estimates. Timely preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect reported amounts and disclosures, some of which may require revision in future periods.

Equipment, depreciation and amortization. Equipment is stated at cost. Depreciation and amortization is provided by an accelerated method over the estimated useful live of the assets of 5 years.

Stock compensation awards. The Company has adopted Financial Accounting Standard Board Statement No. 123, Accounting for Stock-Based Compensation, for valuing compensatory stock and option awards.

Patent costs. Cost associated with patents pending are deferred for future amortization based on the lives of patents to be granted. In the event patent applications are denied or abandoned, such costs will be written off.

Loss per share. Loss per share is computed based on the weighted average number of shares outstanding for the periods presented.

2.Related party transactions:

In May 1998, Dr. James E. Beecham (Chairman of the Board of Directors and majority shareholder and former president of the Company) licensed to the Company the rights associated with two U.S. Patents pending. The licenses are irrevocable until May 14, 2008. Dr. Beecham has also agreed to extend the licenses for an additional eight years depending upon performance. In consideration for the assignment of rights, Dr. Beecham will receive a royalty of 3% of the first $10 million, 2% of $10 to $25 million, and 1% in excess of $25 million in gross revenues to the Company from the manufacture, use, sale or operation of the products and services.

In November 1998, the Company signed a Memorandum of Understanding with Laser Barcode Solutions, Inc. (LBS), wherein LBS agreed to provide the Company with all pertinent contract terms relating to bar code equipment of interest to the Company. In addition, LBS will provide bids on bar code equipment to the Company, and LBS will make available equipment for the Company to purchase at a price that equally divides the LBS value added reseller discount between LBS and the Company. The President of the Company, is a principal of Laser Barcode Solutions, Inc.

3.Long-term debt:

Lease purchase obligation, for computer equipment, payable monthly at $500, including interest at 9.7%, through

 November 1999          $5,246
                      ---------

 Less current portion    5,246
                     ----------
                        $    0
                     =========

4. Going concern contingency:

The Company's ability to complete its equipment and software development is dependent, among other things such as those discussed in Note 1, upon obtaining additional equity or debt financing. This condition could prevent the Company from commencing business operations and continuing as a going concern. The balance sheet, however, has been prepared assuming the Company will continue as a going concern, and it reflects no adjustments that might result from the outcome of this uncertainty. However, because of this uncertainty, no effect has been given in the balance sheet to any future income tax benefit of the loss recorded to date.

Management plans to raise additional equity capital or obtain debt financing to complete the equipment and obtain the related patents. Management also expects that the Company's medical data management equipment, when completed, will have a wide range of applications in medical testing programs.
5.Lease commitment:

The Company subleases office space under a term expiring December 31, 2000,
with  an  option  to  renew for an additional three years.   Future  annual
minimum lease payments are $32,150.

6.Stock option plan:

The  Company  adopted a stock option plan which reserves  for  issuance  an
aggregate  of  1,500,000  shares of common stock.   No  options  have  been
granted to date.

7.   Subsequent event:

Subsequent to December 31, 1998, the Company issued 2,902,100 additional common shares for services valued at $290,210 or $.10 per share and sold 610,950 shares for $610,950 or $1.00 per share.

ITEM 14. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

NONE

ITEM 15.  FINANCIAL STATEMENTS AND EXHIBITS

Exhibit                              Description
Number

(3)(i)*   Articles of Incorporation
          (a)     Articles of Incorporation of Anonymous Data Corporation
          (a)(1)  Articles  of  Incorporation, as amended for Anonymous  Data
                  Corporation, a Nevada corporation
          (a)(2)  Articles  of  Incorporation, as amended for Anonymous  Data
                  Corporation, a Nevada corporation
(3)(ii)*  Bylaws
          (a)     Bylaws of Anonymous Data Corporation
          (a)(1)  Bylaws,  as  amended  for  Anonymous  Data  Corporation,  a
                  Nevada corporation
(4)*      Instruments defining the rights of security holders:
(4)(i)*   (a)     Articles of Incorporation for Anonymous Data Corporation,  a
                  Nevada Corporation
          (b)     Bylaws of Anonymous Data Corporation, a Nevada Corporation
          (c)     Stock Certificate Specimen
(10)(i)*  Material Contracts
          (a)     Pre Incorporation Agreement with James Beecham
          (b)     1998 Stock Option Plan
          (c)     Consulting  Agreement  with  C.L.  McIntosh   & Associates
          (d)     Consulting Agreement with Sher-Janel T. Todd
          (e)     Consulting Agreement with Ilene Nikoley
          (f)     Consulting Agreement with Michael Moore
          (g)     Consulting Agreement with Dave Denney
          (h)     Consulting Agreement with William Somers
          (i)     Consulting Agreement with Jack Morrow 1997
          (j)     Consulting Agreement with Jack Morrow 1998
          (k)     Software   Development  &  Technical   Services Agreement
          (l)     Exclusive  Licensee  Territorial  Agreement  with  James   E.
                  Beecham
          (m)     Amendment  to  Licensee Territorial Agreement with  James  E.
                  Beecham
          (n)     Non-Disclosure  and  Non-Circumvent  Agreement  with   Toyota
                  Tsusho America, Inc
          (o)     Non-Disclosure  and  Non-Circumvent Agreement  with  IriScan,
                  Inc
          (p)     Non-Disclosure  and  Non-Circumvent  Agreement  with  Batelle
                  Memorial Institute.
          (q)     Non-Disclosure  and  Non-Circumvent  Agreement   with   Laser
                  Barcode Solutions
          (r)     Non-Disclosure  and  Non-Circumvent Agreement  with  Polaroid
                  Corporation
          (s)     Non-Disclosure  and  Non-Circumvent  Agreement  with   Litton
                  Data Systems

(27)*     Financial Data Schedule

          *Filed herewith.

      The documents required to be filed as Exhibit Number 2 in Part III of Form 1-A filed as part of this Registration Statement on Form 10SB are listed in Item 1 of this III above. No documents are required to be filed as Exhibit Numbers 3, 5, 6, or 7 in Part III of Form 1-A, and the reference to such Exhibit Numbers is therefore omitted. No additional exhibits are filed hereto.

                                SIGNATURES

In accordance with Section 12 of the Securities Exchange Act of 1934, the Registrant caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

March 9, 1999                 ANONYMOUS DATA CORPORATION
                              (Registrant)


                              By:/s/Thomas M. Yokoyama
                                Thomas M. Yokoyama
                                President

      Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

     Signature                         Title
Date

/s/ James E. Beecham       Chairman                         March 9, 1999
James E. Beecham

/s/ Thomas M. Yokoyama     President, Director              March 9, 1999
Thomas M. Yokoyama

/s/ Robert Nikoley         Treasurer, CFO                   March 9, 1999
Robert Nikoley

/s/ Karen Cavallaro        Secretary, VP of Public          March 9, 1999
Karen Cavallaro            Relations

/s/ William Somers         Director                         March 9, 1999
William Somers